WEALTH MANAGEMENT RESOURCES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2021

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

WEALTH MANAGEMENT RESOURCES, INC.
FINANCIAL STATEMENTS
For the Year Ended December 31, 2021

Table of Contents

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SEC FILE NUMBER
8-51061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WEALTH MANAGEMENT RESOURCES INC.

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

28 CEDAR SWAMP ROAD, SUITE ONE
(No. and Street)

SMITHFIELD	RI	02917
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KIMBERLY NEELY	978-270-5055	kimberlyneely22@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing

SANDLER AND COMPANY PC
(Name – if individual, state last, first, and middle name)

144 GOULD STREET, SUITE 204	NEEDHAM	MA	02494
(Address)	(City)	(State)	(Zip Code)

7/9/2009	3709
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ARTHUR EVERLY_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____WEALTH MANAGEMENT RESOURCES, INC_____, as of DECEMBER 31 _____, 21_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KEVIN R. WORTHLEY
Notary Public - State of Rhode Island
My Commission Expires
January 11, 2025

ID # 760228

Signature

Title: PRESIDENT
President

Notary Public

This filing contains (check all applicable boxes):**

X (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

X (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

X (d) Statement of cash flows.

X (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

X (g) Notes to consolidated financial statements.

X (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

X (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

X (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

X (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17

CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

**SANDLER &
COMPANY, P.C.**

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Wealth Management Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wealth Management Resources, Inc. as of December 31, 2021, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wealth Management Resources, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wealth Management Resources, Inc.'s management. Our responsibility is to express an opinion on Wealth Management Resources, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wealth Management Resources, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Massachusetts | California | Cayman Islands | New York

Supplemental Information

The supplemental information including Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Wealth Management Resources, Inc.'s financial statements. The supplemental information is the responsibility of Wealth Management Resources, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the supplemental information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Wealth Management Resources, Inc.'s auditor since 2015.



Needham, Massachusetts

February 22, 2022

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Current Assets:		
Cash and cash equivalents	$	19,689
Prepaid expenses		6,175
Investment advisory fees receivable		500,961
Investment securities (cost basis $145,113)		186,528
Total Current Assets		713,353
Non-Current Assets:		
Office furniture and equipment at cost less		
accumulated depreciation of $35,376		16,334
TOTAL ASSETS	$	729,687

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	10,484
TOTAL LIABILITIES		10,484
Stockholders' Equity:		
Common stock - $1 par value, authorized 8,000 shares,		
issued and outstanding 200 shares		200
Additional paid-in capital		5,000
Retained earnings		714,003
TOTAL STOCKHOLDERS' EQUITY		719,203
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	729,687

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2021

REVENUES:

Investment advisory fees	$ 1,865,066
Commissions from the sale of mutual fund shares and	
insurance and annuity products	281,613
Dividend income	15,126
Interest income	31
Realized gain on investment securities	398
Change in unrealized gains and losses on investment	
securities	14,609
TOTAL REVENUES	2,176,843

EXPENSES:

Compensation	
Salaries	1,615,042
Retirement Plan	134,558
Payroll taxes	82,201
Payroll fees	1,986
Total compensation	1,833,787
Office rent	42,000
Professional fees	42,683
Technology and communication	40,698
Office	34,800
Advertising	14,660
Travel and entertainment	11,365
Regulatory	11,328
Insurance	10,421
Continuing Education	5,980
Utilities	5,149
Depreciation	3,812
Taxes	2,703
Other expenses	9,940
TOTAL EXPENSES	2,069,326
NET INCOME	$ 107,517

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2021

	Common Stock			Additional Paid-In Capital		Retained Earnings		Total Stockholders' Equity	
	Shares		Amount						
Balance at beginning of year	200	$	200	$	5,000	$	632,244	$	637,444
Net income							107,517		107,517
Distributions to stockholders							(25,758)		(25,758)
Balance at end of year	200	$	200	$	5,000	$	714,003	$	719,203

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

Cash Flows from Operating Activities:

Net income	$	107,517
Adjustments to reconcile net income to net cash		
flow from operating activities:		
Depreciation		3,812
Change in unrealized gains and losses on investment securities		(14,609)
Dividends reinvested		(15,126)
Proceeds from liquidation of investment		7,593
Realized gain on investment securities		(398)
Changes in operating assets and liabilities:		
Increase in accounts receivable		(95,517)
Increase in prepaid expenses		(2,875)
Increase in accounts payable		242
Net Cash used by Operating Activities		(9,361)
Cash Flows from Financing Activities -		
Distributions to stockholders		(25,758)
Net decrease in cash and cash equivalents		(35,119)
Cash and cash equivalents, beginning of the year		54,808
Cash and cash equivalents, end of the year	$	19,689

Non-cash Investing Activity

    During the year dividend income of $15,126 from the mutual fund investments
was automatically reinvested to purchase mutual fund shares.

The accompanying notes are an integral part of the financial statements

Note 1: Summary of Significant Accounting Policies

Nature of Business - Wealth Management Resources, Inc. ("the Company"), a Rhode Island Corporation, was formed in 1994. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and as an investment advisor. The Company is a member of the Financial Industry Regulatory Authority. The Company earns fees for investment advisory services, charged as a percentage of assets under management. The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities, annuities, and various insurance products.

Basis of Accounting - The Company's financial statements are prepared on the accrual basis and on the basis of accounting principles that are generally accepted in the United States of America.

Revenue Recognition - The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities, annuities, and various insurance products. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks of ownership have been transferred to or from the customer.

The Company also earns commissions paid by mutual funds over the period of time that the Company's customers continue to hold investments in the mutual funds. The services performed for such commissions are considered to be performed over time as the Company advises its customers to continue holding investments in the mutual funds, and the revenue is therefore recognized at the time payments are earned.

The Company provides investment advisory services for many of its customers on a continuing basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and recognized as revenue at that time as they relate specifically to the services provided in each quarter.

Income Taxes - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under subchapter S of the Internal Revenue Code. As an S corporation, the Company generally does not pay corporate income taxes. Instead, the Company's stockholders report the taxable income or loss and other items of tax significance on their individual income tax returns.

Note 1: **Summary of Significant Accounting Policies (Continued)**

Income Taxes (Continued)

Management believes that it is more likely than not that its position regarding the Company's S Corporation status would be sustained upon examination. Accordingly, the Company's financial statements do not reflect a liability for income taxes. The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. The earliest year still open and subject to examination is 2018.

Investment Securities —Investment securities are carried at fair value. Gains or losses realized upon sale of the investments are included in net income, as are the changes in unrealized gains and losses during the reporting period.

Fair Value Measurements — Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market in an orderly transaction between market participants on the measurement date. The Company is required to classify its fair value measurements based on a hierarchy of valuation inputs as follows:

Level 1	Quoted prices in active markets for identical assets and liabilities.
Level 2	Quoted prices for securities in markets that are not active; quoted prices in active markets for securities which are not identical to those being valued; inputs other than quoted prices that are observable for the asset or liability being valued, either directly or indirectly.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurements and unobservable.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

WEALTH MANAGEMENT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Note 1: **Summary of Significant Accounting Policies (Continued)**

Office Furniture and Equipment — Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the assets, ranging from three to ten years as follows:

Assets	Life
Computer Equipment	3-5 Years
Furniture & Other Office Equipment	7-10 Years

Cash and Cash Equivalents - The Company has defined cash equivalents to include cash held at broker.

Note 2: **Investment Advisory Fees Receivable**

Accounts receivable of $500,961 at December 31, 2021 represent amounts due for investment advisory fees from customers and are considered fully collectible. Fees are collected on a quarterly basis in arrears.

Note 3: **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $168,169, which was $163,139 in excess of its required net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0624 to 1.

Note 4: **Leases**

The Company's lease for office space with monthly rental of $3,900 expired on April 30, 2021. The Company entered into a new lease effective on May 1, 2021 with a one-year term and rent of $3,300 per month. A security deposit of $3,300 was carried over from the previous lease to the new lease. The Company has accounted for both leases as operating leases, with rent charged to expense as it is paid.

Rent expense for 2021 consists of the following:

Rent under previous lease January – April 2021	15,600
Rent under new lease May – December 2021	26,400
Total rent expense	$ 42,000

Note 4: Leases (Continued)

In December 2021 the Company entered into a new lease that superseded the lease which commenced in May 2021. The new lease is effective as of January 1, 2022, and provides for expanded space at the same location, a one-year term ending on December 31, 2022, and monthly rental of $3,800 ($45,600 per year). The new lease has a single option to renew for one year, at a rent to be determined prior to expiration of the initial lease term

Note 5: Market and Credit Risk

Market risk is the potential loss the Company may incur as a result of changes in the fair value of its investment securities. The value of marketable securities is subject to the risk of unfavorable movements in market prices.

The Company has investment advisory fees receivable due from SEI and Charles Schwab, the custodians of investment accounts belonging to the Company's clients. Such fees are charged to the client accounts at the end of each quarter, and are typically remitted by SEI and Charles Schwab.

The Company maintains its cash balances at a bank and broker. These balances are currently insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2021, cash balances of $19,689 are federally insured.

Note 6: Investment Securities

The Company invests in securities for its own account. The securities are held for the Company by the brokerage firm Charles Schwab. Investment securities at December 31, 2021 consists of the following, at fair value:

Mutual funds - equities	$158,509
Mutual fund - bonds	6,427
Exchange traded funds - equity	21,592
	$ 186,528

Shares in the mutual fund investments may be redeemed at any time. Their fair value is determined by the net asset value per share as of the last day of the year, which is the price at which the funds offer and redeem their shares. Fair value of exchange traded funds is determined by the market price at the end of the last day of the year. Fair value measurements at December 31, 2021 are summarized as follows:

	Level 1	Level 2	Level 3	Total
Investment securities	$186,528	$ -	$ -	$186,528

Note 7: Retirement Plan

The Company has a defined contribution 401(k) retirement plan under which the Company funds a matching contribution not to exceed 4% of employee compensation. The Company may also make a discretionary profit sharing contribution. The Company's contributions to the plan in 2021 totaled $130,000 which is included in compensation expense on the statement of operations.

Note 8:   Subsequent Events

Management has evaluated subsequent events through February 22, 2022, the date on which the financial statements were available to be issued, and has determined that there are no subsequent events that require adjustment of or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

WEALTH MANAGEMENT RESOURCES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2021

Net Capital	
Total Stockholders' Equity	**$** 719,203
Deductions and/or charges Non-allowable assets:	
Office furniture and equipment, at cost-net of accumulated depreciation	(16,334)
Prepaid expenses	(6,175)
Accounts receivable	(500,961)
Net Capital, Before Haircuts on Securities Portion	195,733
Haircuts on securities:	
Marketable securities	(27,594)
Net Capital	**$** 168,139
Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 10,484
Total Aggregate Indebtedness	$ 10,484
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 5,000
Net capital in excess of requirement	$ 163,139
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 162,139
Ratio of aggregate indebtedness to net capital	.062 to 1

There are no material differences between the computation of net capital above and the computation of net capital in the Company's corresponding unaudited X-17A-5 Part IIA filing.

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2021

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(1) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

WEALTH MANAGEMENT RESOURCES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2021

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.



SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Wealth Management Resources, Inc.

We have reviewed management's statements included in the accompanying Exemption Report in which *(1)* Wealth Management Resources, Inc. identified the following provision of 17 C.F.R. Section 15c3-3(k) under which Wealth Management Resources, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3: (1) (the "exemption provision") and *(2)* Wealth Management Resources, Inc. stated that Wealth Management Resources, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Wealth Management Resources, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wealth Management Resources, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler & Company PC

Needham, Massachusetts
February 22, 2022

Massachusetts | California | Cayman Islands | New York

WEALTH MANAGEMENT RESOURCES, INC.
EXEMPTION REPORT PURSUANT to RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2021

Wealth Management Resources Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17 C.F.R §240.15c3-3 : (k)(1).

(2) The Company met the identified exemption provision in 17 C.F.R §240.15c3-3(k)(1) for the most recent fiscal year without exception.

Wealth Management Resources Inc.

I, Arthur C. Everly, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By _____

Title: President